CUSIP No. 536252109	13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LIONBRIDGE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

536252109

(CUSIP Number)

Gregory L. Summe

Glen Capital Partners

800 South St. Suite 160

Waltham, MA 02453

(617) 229-6320

with a copy to:

Leonard A. Pierce, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536252109	13D/A

(1)	Names of Reporting Persons Glen Capital Partners Focus Fund, L.P. (f/k/a Glen Capital Partners Fund I, L.P.)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 3,647,309

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 3,647,309

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,548,874

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 7.1%

(14)	Type of Reporting Person (See Instructions). PN

CUSIP No. 536252109	13D/A

(1)	Names of Reporting Persons Glen Capital Partners GP LLC (f/k/a Glen Capital Partners GP I LLC)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 3,647,309

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 3,647,309

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,548,874

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 7.1%

(14)	Type of Reporting Person (See Instructions). OO

CUSIP No. 536252109	13D/A

(1)	Names of Reporting Persons Glen Capital Partners LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 4,360,164

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 3,647,309

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,548,874

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 7.1%

(14)	Type of Reporting Person (See Instructions). OO

CUSIP No. 536252109	13D/A

(1)	Names of Reporting Persons Gregory L. Summe

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

(6)	Citizenship or Place of Organization. USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power. 0

	(8)	Shared Voting Power. 4,548,874*

	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 3,836,019*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,548,874

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11). 7.1%

(14)	Type of Reporting Person (See Instructions). IN

*  Includes Common Stock held by members of Mr. Summe’s family where he shares voting and investment control.

CUSIP No. 536252109	13D/A

Item 1.	Security and Issuer.

This statement on Schedule 13D/A relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, par value $0.01 per share (the “Common Stock”), of Lionbridge Technologies, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 1050 Winter Street, Waltham MA 02451.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)         This statement is filed by:  Glen Capital Partners Focus Fund, L.P. (the “Fund”); Glen Capital Partners LLC (the “Manager”); Glen Capital Partners GP LLC (the “General Partner”); and Gregory L. Summe (“Mr. Summe”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D/A is provided with respect to the General Partner and Mr. Summe.

(b)         The business address of each of the Reporting Persons is:

Glen Capital Partners

800 South St. Suite 160

Waltham, MA 02453

(c)          The present principal business of each of the Reporting Persons is the private investment business.

(d)         No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          No Reporting Person, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship:

Glen Capital Partners Focus Fund, L.P.	Delaware, United States of America
Glen Capital Partners LLC	Delaware, United States of America
Glen Capital Partners GP LLC	Delaware, United States of America
Gregory L. Summe	United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

Between August 21, 2014 and September 3, 2015, the Fund acquired an aggregate of 3,647,309 shares of the Issuer’s Common Stock for an aggregate purchase price of approximately $16.4 million.  Such shares were acquired with working capital of the Fund.  188,710 shares of the Issuer’s Common Stock were acquired by members of Mr. Summe’s family between October 24, 2014 and September 11, 2015 for an aggregate purchase price of approximately $1 million.  Such shares were acquired with personal funds of Mr. Summe and his family members.

The following table sets forth all transactions with respect to the Common Stock effected during the past 60 days by any of the Reporting Persons.

CUSIP No. 536252109	13D/A

Date	Number of Shares	Price Per Share
09/11/2015	19,700	$5.05
09/11/2015	16,466	$5.05
09/11/2015	1,924	$5.04
09/11/2015	1,610	$5.03
09/11/2015	100	$5.04
09/11/2015	100	$5.05
09/11/2015	100	$5.05
09/09/2015	3,895	$5.05
09/09/2015	615	$5.05
09/08/2015	20,000	$5.10
09/03/2015	17,238	$5.10
09/01/2015	26,960	$5.10
08/27/2015	9,405	$5.20
08/27/2015	1,100	$5.20
08/27/2015	637	$5.15
08/26/2015	34,000	$5.10
08/26/2015	29,500	$5.05
08/26/2015	4,498	$5.15
08/26/2015	4,000	$5.15
08/26/2015	2,600	$5.06
08/26/2015	2,200	$5.15
08/26/2015	900	$5.09
08/26/2015	800	$5.10
08/26/2015	700	$5.14
08/26/2015	500	$5.05
08/26/2015	500	$5.08
08/26/2015	500	$5.10
08/26/2015	300	$5.05
08/26/2015	200	$5.06
08/26/2015	200	$5.08
08/26/2015	200	$5.08
08/26/2015	200	$5.10
08/26/2015	100	$5.09

Item 4.	Purpose of Transaction.

The Fund acquired the Common Stock reported in this Schedule 13D/A for investment purposes because it believed that the Common Stock was undervalued and represented an attractive investment opportunity.  The Reporting Persons entered into an Irrevocable Proxy and Voting Agreement with Leon G. Cooperman (“Cooperman”) on October 22, 2015 (the “Proxy Agreement”) pursuant to which, among other things, Cooperman granted the Manager an irrevocable proxy to vote shares of the Company owned by Cooperman (whether then owned or acquired thereafter) for so long as the Fund owns shares of the Company.  Cooperman maintains investment discretion over shares of the Company he owns and as such may continue to purchase shares of the Company at his discretion.

CUSIP No. 536252109	13D/A

The Proxy Agreement provides that that until the one-year anniversary of the Proxy Agreement, Cooperman will not dispose of any Company shares unless the Fund determines to dispose of Company shares.  Any disposition by both the Fund and Cooperman, whether during the one-year lock-up period or thereafter, will be made on a pro rata basis.  As a result of the Proxy Agreement, the Reporting Persons and Cooperman have formed a “group” for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder.

The Reporting Persons have had multiple discussions with management and the lead director of the Issuer, and expect to maintain a dialogue with management and the board, regarding, among other things, the Issuer’s operations, strategic direction, capital structure and corporate governance (including recommending nominees for the board of directors, the declassification of the board of directors and other governance proposals) and the Reporting Persons’ expectation that management will pursue appropriate measures to enhance shareholder value.  In addition, the Reporting Persons may communicate with other persons regarding the Issuer, including, without limitation, the board of directors of the Issuer, other shareholders of the Issuer and potential strategic or financing partners.

The Reporting Persons will routinely monitor and assess, among other things, (i) the financial condition, operations, prospects, capital structure and management of the Issuer, (ii) the value and price of the Common Stock, (iii) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (iv) alternative investment opportunities available to the Fund, (v) its liquidity requirements, and (vi) other investment considerations.  On the basis of such assessments, the Reporting Persons may, at any time and from time to time, take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, (i) proposing measures which it believes would enhance shareholder value, (ii) seeking representation on the board of directors of the Issuer, (iii) seeking governance policy changes, (iv) purchasing additional Common Stock or other securities of the Issuer, (v) selling some or all of any securities of the Issuer held by the Fund, or (vi) otherwise changing its intention with respect to any of the matters referenced in this Item 4.

Mr. Summe does not own any shares of the Issuer’s Common Stock in his individual capacity, but, as the sole member of the Manager and General Partner, Mr. Summe is deemed to share voting and dispositive power with respect to the shares held by the Fund and is deemed to share voting power with respect to the shares held by Cooperman for which the Manager has an irrevocable proxy to vote as described above.  Additionally, Mr. Summe is deemed to have shared voting and dispositive power with respect to shares held by members of Mr. Summe’s family where he shares voting and investment control.

Other than as described above, the Reporting Persons do not have any current plans or proposals, but may in the future propose one or more actions, which would result in any of the following:

(a)         the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer’s business or corporate structure;

(g)          one or more changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions to the extent they may impede the acquisition of control of the Issuer by any person;

(h)         causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 536252109	13D/A

(i)             a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)            any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein has been determined in accordance with SEC rules and is based upon 64,512,045 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on August 7, 2015.  The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A.                                    Glen Capital Partners Focus Fund, L.P.

(a)         As of the closing of business on October 26, 2015, the Fund was the beneficial owner of 4,548,874 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 7.1% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	3,647,309

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	3,647,309

(c)          The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D/A, which is incorporated herein by reference.

(d)         Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)          Not applicable.

B.                                    Glen Capital Partners GP LLC

(a)         In its capacity as general partner of the Fund, the General Partner may be deemed to be the beneficial owner of 4,548,874 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 7.1% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	3,647,309

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	3,647,309

(c)          The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D/A, which is incorporated herein by reference.

(d)         Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)          Not applicable.

CUSIP No. 536252109	13D/A

C.                                    Glen Capital Partners LLC

(a)         In its capacity as the adviser of the Fund and as a result of its irrevocable proxy with respect to Common Stock owned by Mr. Cooperman, the Manager may be deemed to be the beneficial owner of 4,548,874 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 7.1% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	4,360,164

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	3,647,309

(c)          The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D/A, which is incorporated herein by reference.

(d)         Except as disclosed herein, no person other the Cooperman is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)          Not applicable.

D.                                    Gregory L. Summe

(a)         In his capacity as the sole member of each of the Manager and the General Partner and as a result of the Common Stock held by members of Mr. Summe’s family where he shares voting and investment control, Mr. Summe may be deemed to be the beneficial owner of 4,548,874 shares of the Issuer’s Common Stock, representing a beneficial ownership interest of approximately 7.1% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	4,548,874	*

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	3,836,019	*

(c)          The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D/A, which is incorporated herein by reference.

(d)         Except as disclosed herein, no person other the Cooperman is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)          Not applicable.

*  Includes Common Stock held by members of Mr. Summe’s family where he shares voting and investment control.

CUSIP No. 536252109	13D/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Proxy Agreement (filed herewith) under Item 4 is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement
99.2	Irrevocable Proxy and Voting Agreement dated as of October 22, 2015

CUSIP No. 536252109	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gregory L. Summe
Gregory L. Summe, individually, and as sole member of Glen Capital Partners LLC and Glen Capital Partners GP LLC for itself and as the general partner of Glen Capital Partners Focus Fund, L.P.